UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-173804

TPC Group LLC

(Exact name of registrant as specified in its charter)

5151 San Felipe, Suite 800, Houston, Texas 77056; (713) 627-7474

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

8.25% Senior Secured Notes due 2017

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
8.25% Senior Secured Notes due 2017	0

Pursuant to the requirements of the Securities Exchange Act of 1934, TPC Group LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2012	TPC Group LLC

	By:	/s/ Rishi A. Varma
Rishi A. Varma
Vice President, General Counsel and Secretary